UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August 2005.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:    August 3, 2005                    /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                      AUGUST 3, 2005

          TUMI RESOURCES STARTS DRILL PROGRAM AT LA TRINI TARGETING THE
           CENTRAL OUTCROPPING PART OF KNOWN DISSEMINATED SILVER-GOLD
                         MINERALIZATION WITHIN VOLCANICS

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). Mr. David Henstridge, President, is pleased to announce that drilling is underway at the Company's La Trini Silver-Gold Project, Jalisco, Mexico. The Company has the right to acquire 100% interest in the La Trini property.

The objective of the Company's reverse circulation drill program (the "RC Program") is to test the targets identified during the recently completed reconnaissance work, which produced very encouraging results from mapping, underground channel sampling and a surface grid geochemical survey. The results from the surficial grid geochemical survey, as reported in the Company's press release of June 21, 2005, revealed that over the main La Trini showings exist coincident and strongly anomalous lead, silver, arsenic and barium in soil and rock chip values over about 500 metres strike length by about 100 metres to 150 metres width. Moderately anomalous zinc and copper values also coincide with the above.

The RC Program will consist of a minimum 1,000 metres, and 15 drill holes will target the core anomalous zone along a strike length of 200 metres. Drill hole depths will range from 40 metres to a maximum of 100 metres. The RC Program should be completed by the end of August 2005.

An interview with Mr. Henstridge discussing the start of the drill program can be heard at:

HTTP://WWW.MININGINTERACTIVE.COM/MEDIA/DAVID-H/DAVID-H2.HTM

La Trini is underlain by a gently northerly-dipping succession of Tertiary volcanics. The host rock to the stockwork mineralization is a quartz-eye rhyolite, containing disseminated pyrite and argentite, which is many tens of metres thick where observed in surface outcroppings and in underground workings; the upper contact has not yet been delimited. A dacitic to andesitic tuff underlies the mineralized horizon, and a fine grained felsic tuff overlies it.

The qualified person for La Trini project, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the La Trini project area and has verified the contents of this news release.

On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                          or email: MBERMUDEZ@CHASEMGT.COM
--------------------------------              website: WWW.TUMIRESOURCES.COM
David Henstridge, President & CEO
                                              INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: NICOLAAS@ATTGLOBAL.NET

FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.

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